Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Fourth Quarter

and Full Year 2017 Financial Results

Adjusted EBITDA up 228.9% YoY to RMB171.0 million

Adjusted EBITDA margin expanded to 22.3% from 5.8% in prior year period

BEIJING, March 13, 2018 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral Internet data center services provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017. The Company will hold a conference call at 8:00 pm on Monday, March 12, 2018 U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

Fourth Quarter 2017 Financial Highlights

•	Net revenues for hosting and related services increased by 8.9% year over year to RMB765.8 million (US$117.7 million).

•	Gross profit increased by 9.2% year over year to RMB200.2 million (US$30.8 million). Gross margin expanded to 26.1% from 20.4% in the same period in 2016.

•	Adjusted EBITDA increased by 228.9% year over year to RMB171.0 million (US$26.3 million). Adjusted EBITDA margin expanded to 22.3% from 5.8% in the same period of 2016.

Mr. Steve Zhang, Co-Chief Executive Officer of the Company, stated, “2017 was an exciting and milestone year for 21Vianet. We completed the restructuring of the Company by optimizing and then ultimately divesting our loss-generating managed network services (MNS) business, which allows us to fully focus our resources on our core hosting and related services business. During the past quarter, we further expanded our client base, including new relationships with Meitu, Douyu, and 99Bill, while many of our large clients, such as Xiaomi, Momo, Huawei and Lianjia, continued to expand their capacity at our IDC centers. As China’s internet companies migrate from public cloud to the hybrid cloud, their demand for customized cloud solutions rose continuously throughout 2017. To satisfy our customers’ specific requirements, we have proactively expanded our service offerings with more customized solutions. We are confident that our carrier- and cloud-neutral solutions coupled with customization will enable us to capitalize on rising demand and solidify our leadership position in this blooming Chinese market.”

Ms. Sharon Liu, Chief Financial Officer of the Company, commented, “We are pleased to once again deliver better-than-expected financial and operating results in the fourth quarter. Our revenue from the core hosting and related services business increased by 8.9% to RMB765.8 million and our Adjusted EBIDTA increased by 228.9% to RMB171.0 million, both of which exceeded the upper end of our guidance. Furthermore, in December of last year, we successfully completed the divestiture of the remaining equity stake in Sichuan Aipu Network Co. Ltd (“Aipu”), as well as the elimination of the Aipu put option. As we move toward a leaner business model with an improved cost structure, we expect our financial and operating metrics to show continued improvement going forward.”

Fourth Quarter 2017 Financial Results

REVENUES: Total net revenues were RMB765.8 million (US$117.7 million) in the fourth quarter of 2017, compared to RMB900.6 million in the same period in 2016. The decrease in net revenues was due to the discontinuation of the Company’s MNS business following the completion of the divestiture in the third quarter of 2017.

Net revenues for hosting and related services, which represent 100% of the company’s total net revenues in the fourth quarter of 2017, increased by 8.9% year over year to RMB765.8 million (US$117.7 million) in 1the fourth quarter of 2017 from RMB703.2 million in the same period in 2016. The increase was primarily due to the growth in revenues from the Company’s business lines of hosting and related services.

GROSS PROFIT: Gross profit increased by 9.2% to RMB200.2 million (US$30.8 million) in the fourth quarter of 2017 from RMB183.4 million in the same period in 2016. Gross margin increased to 26.1% in the fourth quarter of 2017 from 20.4% in the same period in 2016. The increase was primarily due to the divestiture of the MNS business and execution of the Company’s cost control strategies.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, was RMB211.1 million (US$32.4 million) in the fourth quarter of 2017, compared to RMB222.6 million in the same period in 2016. Adjusted gross margin expanded to 27.6% in the fourth quarter of 2017 from 24.7% in the same period in 2016.

OPERATING EXPENSES: Total operating expenses were RMB192.4 million (US$29.6 million) in the fourth quarter of 2017, compared to RMB690.4 million in the same period in 2016. The decrease in operating expenses was primarily due to the divestiture of the MNS business and the execution of the Company’s cost control strategies.

Adjusted operating expenses, which exclude impairment of long-lived assets, impairment of goodwill, share-based compensation expenses and changes in the fair value of contingent purchase consideration payable, decreased by 44.1% to RMB173.2 million (US$26.6 million) in the fourth quarter of 2017 from RMB309.8 million in the same period in 2016. As a percentage of net revenues, adjusted operating expenses decreased to 22.6% in the fourth quarter of 2017 from 34.4% in the same period in 2016.

Sales and marketing expenses decreased by 53.6% to RMB42.7 million (US$6.6 million) in the fourth quarter of 2017 from RMB92.0 million in the same period in 2016. The decrease was primarily due to the divesture of our MNS business

General and administrative expenses decreased by 38.2% to RMB115.4 million (US$17.7 million) in the fourth quarter of 2017 from RMB186.7 million in the same period in 2016. The decrease was primarily due to the divesture of our MNS business and a reduction in headcount.

Research and development expenses were RMB29.3 million (US$4.5 million) in the fourth quarter of 2017, compared to RMB38.4 million in the same period in 2016. The decrease was primarily due to the divesture of our MNS business.

Changes in the fair value of contingent purchase consideration payable was a loss of RMB3.8 million (US$0.6 million) in the fourth quarter of 2017, compared to a gain of RMB67.2 million in the same period in 2016.

ADJUSTED EBITDA: Adjusted EBITDA for the fourth quarter of 2017 increased by 228.9% to RMB171.0 million (US$26.3 million), from RMB52.0 million in the same period in 2016. Adjusted EBITDA margin expanded to 22.3% in the fourth quarter of 2017 from 5.8% in the same period in 2016. Adjusted EBITDA for the fourth quarter of 2017 excludes disposal gain of subsidiaries of RMB677.1 million (US$104.1 million), share-based compensation expense of RMB15.4 million (US$2.4 million), and changes in the fair value of contingent purchase consideration payable which was a loss of RMB3.8 million (US$0.6million).

NET PROFIT/LOSS: Net profit was RMB797.6 million (US$122.6 million) in the fourth quarter of 2017, compared to a net loss of RMB485.2 million in the same period in 2016. The increase in net profit was primarily due to a one-off gain from the disposal of subsidiaries of RMB677.1 million (US$104.1 million).

Adjusted net profit for the fourth quarter of 2017 was RMB51.6 million (US$7.9 million), as compared with an adjusted net loss of RMB70.6 million in the same period in 2016. Adjusted net profit in the fourth quarter of 2017 excludes share-based compensation expense of RMB15.4 million (US$2.4 million), amortization of intangible assets derived from acquisitions of RMB10.8 million (US$1.7 million), changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB3.8 million (US$ 0.6 million), disposal gain of subsidiaries of RMB677.1 million (US$104.1 million), impairment of long-term investment of RMB0.1 million (US$21 thousand), tax impact for the reconciliation adjustments of RMB4.6 million (US$0.7 million),and tax impact for the disposal of long-term investment of RMB94.2 million (US$14.5 million). Adjusted net margin was positive 6.7% in the fourth quarter of 2017, as compared to negative 7.8% in the same period in 2016.

PROFIT PER SHARE: Diluted profit per share was RMB1.18 (US$0.18) in the fourth quarter of 2017, which represents the equivalent of RMB7.08 (US$1.09) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares.

Adjusted diluted profit per share was RMB0.08 (US$0.01) in the fourth quarter of 2017, which represents the equivalent of RMB0.48 (US$0.06) per ADS. Adjusted diluted profit per share is calculated using adjusted net profit divided by the weighted average number of shares.

As of December 31, 2017, the Company had a total of 675.5 million diluted ordinary shares outstanding, or the equivalent of 112.6 million ADS.

As of December 31, 2017, the Company’s cash and cash equivalents and short-term investment were RMB2,498.5 million (US$384.0 million).

Net cash generated from operating activities was RMB106.3 million (US$16.3 million) in the fourth quarter of 2017.

Full Year 2017 Financial Performance

For the full year of 2017, net revenues for hosting and related services increased to RMB2.98 billion (US$457.3 million) from RMB2.67 billion in the prior year. Adjusted EBITDA for the full year was RMB514.9 million (US$79.1 million), as compared with RMB243.9 million in the prior year. Adjusted EBITDA margin was 15.2%, as compared with 6.7% in the prior year. Adjusted EBITDA for the full year excludes share-based compensation expenses of RMB47.1 million (US$7.2 million), changes in the fair value of contingent purchase consideration payable which was a loss of RMB0.9 million (US$0.1 million), impairment of long-lived assets of RMB401.8 million (US$61.8 million), and impairment of goodwill of RMB766.4 million (US$117.8 million). Adjusted net loss for the full year was RMB190.8 million (US$29.3 million), as compared with RMB359.1 million in the prior year. Adjusted net loss in the full year excludes share-based compensation expense of RMB47.1 million (US$7.2 million), amortization of intangible assets derived from acquisitions of RMB104.3 million (US$16.0 million), changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB0.9 million (US$0.1 million), impairment of long-lived assets of RMB401.8 million (US$61.8 million), impairment of goodwill of RMB766.4 million (US$117.8 million), disposal gain of subsidiaries of RMB497.0 million (US$76.4 million), impairment of long-term investment of RMB20.3 million (US$3.1 million), tax impact for the reconciliation adjustments of RMB22.8 million (US$3.5million), and tax impact for the disposal of long-term investment of RMB94.2 million (US$14.5million). Adjusted diluted loss per share for the full year of 2017 was RMB0.28 (US$0.04), which represents the equivalent of RMB1.68 (US$0.24) per ADS.

Fourth Quarter 2017 Operational Highlights

•	Monthly Recurring Revenues for the Company’s hosting and related services business per cabinet was RMB 7,766 in the fourth quarter of 2017, compared to RMB 7,878 in the fourth quarter of 2016 and RMB 7,817 in the third quarter of 2017.

•	Total cabinets under management increased to 29,080 as of December 31, 2017 from 27,424 as of September 30, 2017, with 23,823 cabinets in the Company’s self-built data centers and 5,257 cabinets in its partnered data centers.

•	Utilization rate was 75.7 % in the fourth quarter of 2017, compared to 73.8 % in the third quarter of 2017.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 0.18% in the fourth quarter of 2017, compared to 0.97% in the third quarter of 2017.

Recent Developments

On December 20, 2017, the Company announced completion of its divestiture of all remaining equity interest in Aipu and elimination of related put options.

On January 9, 2018, the Company announced that Mr. Terry Wang has resigned due to personal reasons and Ms. Sharon Xiao Liu assumed the position of Chief Financial Officer following his departure.

On February 5, 2018, the Company announced the addition of Mr. Alvin Wang to its leadership team as co-CEO to strengthen its cooperation with its shareholders and to foster strategic partnerships with various external parties.

Financial Outlook

The following forecast reflects the Company’s current and preliminary view on the market and its operational conditions, which is subject to change.

For the first quarter of 2018, the Company expects net revenues to be in the range of RMB770 million to RMB790 million. Adjusted EBITDA is expected to be in the range of RMB178 million to RMB190 million.

For the full year of 2018, the Company now expects net revenues to be in the range of RMB3.25 billion to RMB3.35 billion. Adjusted EBITDA for the full year 2018 is expected to be in the range of RMB750 million to RMB830 million.

Conference Call

The Company will hold a conference call at 8:00 pm on Monday, March 12, 2018 U.S. Eastern Time, or 8:00 am on Tuesday, March 13, 2018 Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:
United States Toll Free:	+1-855-500-8701
International:	+65-6713-5440
China Domestic:	400-120-0654
Hong Kong:	+852-3018-6776
Conference ID:	1299086

The replay will be accessible through March 19, 2018 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	1299086

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5063 to US$1.00, the noon buying rate in effect on December 31, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, cloud services, and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 4,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Calvin Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2016	December 31, 2017
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,297,418	1,949,631	299,653
Restricted cash	1,963,561	242,494	37,271
Accounts and notes receivable, net	655,459	455,811	70,057
Short-term investments	277,946	548,890	84,363
Inventories	4,431	710	109
Prepaid expenses and other current assets	777,131	933,750	143,514
Amount due from related parties	182,615	114,256	17,561

Total current assets	5,158,561	4,245,542	652,528
Non-current assets:
Property and equipment, net	3,781,613	3,319,424	510,186
Intangible assets, net	977,341	401,115	61,650
Land use rights, net	167,646	163,671	25,156
Deferred tax assets	100,676	172,818	26,562
Goodwill	1,755,970	989,530	152,088
Long term investments	298,871	510,926	78,528
Restricted cash	33,544	3,344	514
Amount due from related parties	—	20,210	3,106
Other non-current assets	147,302	81,581	12,539

Total non-current assets	7,262,963	5,662,619	870,329

Total assets	12,421,524	9,908,161	1,522,857

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	1,683,676	50,000	7,685
Accounts and notes payable	529,569	252,892	38,869
Accrued expenses and other payables	787,916	657,133	100,999
Deferred revenue	320,023	55,753	8,569
Advances from customers	201,397	403,244	61,977
Income taxes payable	21,899	13,309	2,046
Amounts due to related parties	121,928	55,675	8,557
Current portion of long-term bank borrowings	39,303	70,289	10,803
Current portion of capital lease obligations	243,723	201,315	30,942
Current portion of deferred government grant	5,107	4,574	703
Current portion of bonds payable	419,316	11,139	1,712

Total current liabilities	4,373,857	1,775,323	272,862
Non-current liabilities:
Long-term bank borrowings	268,221	187,638	28,839
Deferred revenue	62,531	—	—
Unrecognized tax benefits	28,689	16,511	2,538
Deferred tax liabilities	274,700	190,873	29,337
Non-current portion of capital lease obligations	536,623	600,882	92,354
Non-current portion of deferred government grant	25,886	17,861	2,745
Bonds payable	—	1,918,069	294,802

Total non-current liabilities	1,196,650	2,931,834	450,615
Redeemable noncontrolling interests	700,000	—	—
Shareholders’ equity
Treasury stock	(204,557)	(337,683)	(51,901)
Ordinary shares	45	46	7
Additional paid-in capital	9,015,846	8,980,407	1,380,263
Accumulated other comprehensive gain	118,290	(2,673)	(411)
Statutory reserves	64,622	38,736	5,954
Accumulated deficit	(2,869,031)	(3,629,300)	(557,813)

Total 21Vianet Group, Inc. shareholders’ equity	6,125,215	5,049,533	776,099
Noncontrolling interest	25,802	151,471	23,281

Total shareholders’ equity	6,151,017	5,201,004	799,380

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	12,421,524	9,908,161	1,522,857

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2016	September 30, 2017	December 31, 2017		December 31, 2016	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	703,171	759,255	765,814	117,703	2,668,655	2,975,178	457,276
Managed network services	197,476	126,780	—	—	973,119	417,527	64,173

Total net revenues	900,647	886,035	765,814	117,703	3,641,774	3,392,705	521,449
Cost of revenues	(717,276)	(696,234)	(565,645)	(86,938)	(2,929,638)	(2,634,295)	(404,884)

Gross profit	183,371	189,801	200,169	30,765	712,136	758,410	116,565
Operating expenses
Sales and marketing	(92,018)	(77,268)	(42,702)	(6,563)	(352,926)	(256,682)	(39,451)
Research and development	(38,425)	(38,308)	(29,340)	(4,509)	(149,337)	(149,143)	(22,923)
General and administrative	(186,744)	(129,683)	(115,351)	(17,729)	(639,648)	(519,950)	(79,915)
Bad debt provision	(47,450)	(4,366)	(1,147)	(176)	(117,564)	(37,427)	(5,752)
Changes in the fair value of contingent purchase consideration payable	67,197	(1,002)	(3,834)	(589)	93,307	(937)	(144)
Impairment of long-lived assets	(392,947)	(401,808)	—	—	(392,947)	(401,808)	(61,757)
Impairment of goodwill	—	(766,440)	—	—	—	(766,440)	(117,800)

Total operating expenses	(690,387)	(1,418,875)	(192,374)	(29,566)	(1,559,115)	(2,132,387)	(327,742)
Other operating income	—	5,439	—	—	6,783	5,439	836

Operating (loss) profit	(507,016)	(1,223,635)	7,795	1,199	(840,196)	(1,368,538)	(210,341)
Interest income	4,839	6,664	10,821	1,663	21,078	32,925	5,060
Interest expense	(40,652)	(57,417)	(50,836)	(7,813)	(198,589)	(185,313)	(28,482)
Impairment of long-term investment	—	(20,397)	139	21	—	(20,258)	(3,114)
Disposal (loss) gain of subsidiaries	—	(180,048)	677,084	104,066	—	497,036	76,393
Other income	555	7,220	3,260	501	28,922	16,764	2,577
Other expense	(1,825)	(12,630)	(232)	(36)	(16,449)	(17,060)	(2,622)
Foreign exchange gain (loss)	28,849	(5,628)	4,328	665	56,341	(17,153)	(2,636)
Loss on debt extinguishment	—	—	—	—	(29,841)	—	—

(Loss) profit before income taxes and gain from equity method investments	(515,250)	(1,485,871)	652,359	100,266	(978,734)	(1,061,597)	(163,165)
Income tax benefit/(expense)	17,818	(19,794)	127,478	19,593	11,160	90,170	13,859
Gain from equity method investments	12,225	26,546	17,732	2,725	35,652	53,783	8,266

Net (loss) profit	(485,207)	(1,479,119)	797,569	122,584	(931,922)	(917,644)	(141,040)
Net loss attributable to noncontrolling interest	225,353	104,354	1,073	165	298,324	144,914	22,273

Net (loss) profit attributable to ordinary shareholders	(259,854)	(1,374,765)	798,642	122,749	(633,598)	(772,730)	(118,767)

(Loss) profit per share
Basic	(0.69)	(2.20)	1.19	0.18	(1.37)	(1.36)	(0.21)
Diluted	(0.69)	(2.20)	1.18	0.18	(1.37)	(1.36)	(0.21)
Shares used in (loss) profit per share computation
Basic*	681,210,352	670,701,497	671,279,121	671,279,121	617,169,833	672,836,226	672,836,226
Diluted*	681,210,352	670,701,497	675,505,879	675,505,879	617,169,833	672,836,226	672,836,226

(Loss) profit per ADS (6 ordinary shares equal to 1 ADS)
Basic	(4.14)	(13.20)	7.14	1.10	(8.22)	(8.16)	(1.26)
Diluted	(4.14)	(13.20)	7.08	1.09	(8.22)	(8.16)	(1.26)

*	Shares used in (loss) profit per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2016	September 30, 2017	December 31, 2017		December 31, 2016	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	183,371	189,801	200,169	30,765	712,136	758,410	116,565
Plus: share-based compensation expense	1,865	(181)	84	13	(4,110)	(277)	(43)
Plus: amortization of intangible assets derived from acquisitions	37,369	30,848	10,797	1,659	151,037	104,275	16,027

Adjusted gross profit	222,605	220,468	211,050	32,437	859,063	862,408	132,549

Adjusted gross margin	24.7%	24.9%	27.6%	27.6%	23.6%	25.4%	25.4%
Operating expenses	(690,387)	(1,413,436)	(192,374)	(29,566)	(1,552,332)	(2,126,948)	(326,906)
Plus: share-based compensation expense	54,808	15,981	15,317	2,354	122,839	47,406	7,286
Plus: changes in the fair value of contingent purchase consideration payable	(67,197)	1,002	3,834	589	(93,307)	937	144
Plus: impairment of long-lived assets	392,947	401,808	—	—	392,947	401,808	61,757
Plus: Goodwill impairment	—	766,440	—	—	—	766,440	117,800

Adjusted operating expenses	(309,829)	(228,205)	(173,223)	(26,623)	(1,129,853)	(910,357)	(139,919)

Net (loss) profit	(485,207)	(1,479,119)	797,569	122,584	(931,922)	(917,644)	(141,040)
Plus: share-based compensation expense	56,673	15,800	15,401	2,367	118,729	47,129	7,244
Plus: amortization of intangible assets derived from acquisitions	37,369	30,848	10,797	1,659	151,037	104,275	16,027

Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	(67,874)	1,002	3,834	589	(93,489)	937	144
Plus: loss on debt extinguishment	—	—	—	—	29,841	—	—
Plus: impairment of long-lived assets	392,947	401,808	—	—	392,947	401,808	61,757
Plus: Goodwill impairment	—	766,440	—	—	—	766,440	117,800
Plus: Disposal loss (gain) of subsidiaries	—	180,048	(677,084)	(104,066)	—	(497,036)	(76,393)
Plus: Impairment of long-term investment	—	20,397	(139)	(21)	—	20,258	3,114
Plus: tax impact for the reconciliation adjustments	(4,489)	(6,004)	(4,546)	(699)	(26,257)	(22,764)	(3,499)
Plus: tax impact for the disposal of long-term investment	—	—	(94,195)	(14,478)	—	(94,195)	(14,478)

Adjusted net (loss) profit	(70,581)	(68,780)	51,637	7,935	(359,114)	(190,792)	(29,324)

Adjusted net margin	-7.8%	-7.8%	6.7%	6.7%	-9.9%	-5.6%	-5.6%
Net (loss) profit	(485,207)	(1,479,119)	797,569	122,584	(931,922)	(917,644)	(141,040)
Minus: Provision for income taxes	17,818	(19,794)	127,478	19,593	11,160	90,170	13,859
Minus: Interest income	4,839	6,664	10,821	1,663	21,078	32,925	5,060
Minus: Interest expenses	(40,652)	(57,417)	(50,836)	(7,813)	(198,589)	(185,313)	(28,482)
Minus: Loss on debt extinguishment	—	—	—	—	(29,841)	—	—
Minus: Exchange gain (loss)	28,849	(5,628)	4,328	665	56,341	(17,153)	(2,636)
Minus: Gain from equity method investment	12,225	26,546	17,732	2,725	35,652	53,783	8,266
Minus: Other income	555	7,220	3,260	501	28,922	16,764	2,577
Minus: Other expenses	(1,825)	(12,630)	(232)	(36)	(16,449)	(17,060)	(2,622)
Minus: Impairment of long-term investment	—	(20,397)	139	21	—	(20,258)	(3,114)
Minus: Disposal (loss) gain of subsidiaries	—	(180,048)	677,084	104,066	—	497,036	76,393
Plus: depreciation	130,486	132,240	120,228	18,479	480,105	519,654	79,869
Plus: amortization	46,092	41,352	23,738	3,648	185,658	147,448	22,662
Plus: share-based compensation expense	56,673	15,800	15,401	2,367	118,729	47,129	7,244
Plus: changes in the fair value of contingent purchase consideration payable	(67,197)	1,002	3,834	589	(93,307)	937	144
Plus: impairment of long-lived assets	392,947	401,808	—	—	392,947	401,808	61,757
Plus: Goodwill impairment	—	766,440	—	—	—	766,440	117,800

Adjusted EBITDA	51,985	135,007	170,996	26,282	243,936	514,878	79,135

Adjusted EBITDA margin	5.8%	15.2%	22.3%	22.3%	6.7%	15.2%	15.2%
Adjusted net (loss) profit	(70,581)	(68,780)	51,637	7,935	(359,114)	(190,792)	(29,324)
Less: Net loss attributable to noncontrolling interest	225,353	104,354	1,073	165	298,324	144,914	22,273
Adjusted net profit (loss) attributable to the Company’s ordinary shareholders	154,772	35,574	52,710	8,100	(60,790)	(45,878)	(7,051)
Adjusted (loss) profit per share
Basic	(0.08)	(0.10)	0.08	0.01	(0.44)	(0.28)	(0.04)
Diluted	(0.08)	(0.10)	0.08	0.01	(0.44)	(0.28)	(0.04)
Shares used in adjusted (loss) profit per share computation:
Basic*	681,210,352	670,701,497	671,279,121	671,279,121	617,169,833	672,836,226	672,836,226
Diluted*	681,210,352	670,701,497	675,505,879	675,505,879	617,169,833	672,836,226	672,836,226
Adjusted (loss) profit per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.48)	(0.60)	0.48	0.06	(2.64)	(1.68)	(0.24)
Diluted	(0.48)	(0.60)	0.48	0.06	(2.64)	(1.68)	(0.24)

*	Shares used in adjusted loss/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (SEGMENT REPORTING)

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2016	September 30, 2017	December 31, 2017		December 31, 2016	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
Hosting and related services
Operating profit	(8,077)	47,927	7,795	1,199	44,101	156,632	24,073
Plus: depreciation and amortization	96,935	111,510	143,966	22,127	345,190	465,976	71,619
Plus: share-based compensation expense	41,807	15,326	15,401	2,367	86,955	47,244	7,261
Plus: changes in the fair value of contingent purchase consideration payable	(1,022)	1,002	3,834	589	(19,394)	937	144

Adjusted EBITDA	129,643	175,765	170,996	26,281	456,852	670,789	103,097

Managed network services
Operating profit	(498,939)	(1,271,562)	—	—	(884,297)	(1,525,170)	(234,414)
Plus: depreciation and amortization	79,643	62,082	—	—	320,573	201,126	30,913
Plus: share-based compensation expense	14,866	474	—	—	31,774	(115)	(18)
Plus: changes in the fair value of contingent purchase consideration payable	(66,176)	—	—	—	(73,913)	—	—
Plus: impairment of long-lived assets	392,947	401,808	—	—	392,947	401,808	61,757
Plus: Goodwill impairment	—	766,440	—	—	—	766,440	117,800

Adjusted EBITDA	(77,658)	(40,758)	—	—	(212,916)	(155,911)	(23,963)

Operating profit	(507,016)	(1,223,635)	7,795	1,199	(840,196)	(1,368,538)	(210,341)
Plus: depreciation and amortization	176,578	173,592	143,966	22,127	665,763	667,102	102,532
Plus: share-based compensation expense	56,673	15,800	15,401	2,367	118,729	47,129	7,243
Plus: changes in the fair value of contingent purchase consideration payable	(67,197)	1,002	3,834	589	(93,307)	937	144
Plus: impairment of long-lived assets
Plus: Goodwill impairment
Adjusted EBITDA	51,985	135,007	170,996	26,281	243,937	514,878	79,134

21VIANET GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	September 30, 2017	December 31, 2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) profit	(1,479,119)	797,569	122,584
Adjustments to reconcile net (loss) profit to net cash generated from operating activities:
Foreign exchange loss (gain)	5,628	(4,328)	(665)
Changes in the fair value of contingent purchase consideration payable	1,002	3,834	589
Gain on disposal of property and equipment	(2,837)	(743)	(114)
Loss from disposal of intangible assets	295	—	—
Depreciation of property and equipment	132,240	120,228	18,479
Amortization of intangible assets	41,352	23,738	3,648
Provision for doubtful accounts and other receivables	8,990	(3,255)	(500)
Impairment of long-lived assets	401,808	—	—
Impairment of goodwill	766,440	—	—
Impairment of long-term investment	20,398	(139)	(21)
Loss (gain) from disposal of subsidiaries	180,048	(677,084)	(104,066)
Share-based compensation expense	15,720	13,643	2,097
Deferred income taxes expense (benefits)	5,887	(126,095)	(19,380)
Gain from equity method investment	(26,546)	(17,732)	(2,725)
Dividend received from cost method investment	(396)	—	—
Changes in operating assets and liabilities			—
Restricted cash	2,075	(54,648)	(8,399)
Inventories	(658)	(599)	(92)
Accounts and notes receivable	36,562	32,070	4,929
Unrecognized tax benefits (expense)	951	(7,963)	(1,224)
Prepaid expenses and other current assets	(119,384)	(23,457)	(3,605)
Amounts due from related parties	13,280	1,854	285
Accounts and notes payable	26,379	(38,841)	(5,970)
Accrued expenses and other payables	120,015	98,005	15,063
Deferred revenue	(11,598)	8,674	1,333
Advances from customers	77,225	(23,683)	(3,641)
Income taxes payable	7,087	(6,836)	(1,051)
Amounts due to related parties	(13,419)	(2,690)	(413)
Deferred government grants	(786)	(5,179)	(796)

Net cash generated from operating activities	208,639	106,343	16,345

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(77,872)	(80,336)	(12,347)
Purchases of intangible assets	(43)	(4,062)	(624)
Proceeds from disposal of property and equipment	5,719	—	—
Disposal of subsidiaries net of cash	(64,580)	—	—
Payments for short-term investments	(337,137)	(211,752)	(32,546)
Dividend received from cost method investment	396	—	—
Payments for long-term investments	(61,898)	(64,014)	(9,839)
Restricted cash	—	(3,344)	(514)

Net cash used in investing activities	(535,415)	(363,508)	(55,870)

CASH FLOWS FROM FINANCING ACTIVITIES			—
Restricted cash	37,920	1,677,270	257,792
Proceeds from exercise of stock options	171	187	29
Proceeds from loan from a third party	—	100,000	15,370
Proceeds from long-term bank borrowings	11,740	—	—
Proceeds from issuance of 2020 bonds	1,316,974	619,180	95,166
Payment of issurance cost of 2020 bonds	(3,278)	(6,457)	(992)
Repayments of short-term bank borrowings	(40,676)	(1,520,000)	(233,620)
Repayments of long-term bank borrowings	(11,843)	(67,871)	(10,432)
Repayment of loan from a third party	(100,000)	—	—
Prepayment for shares repurchase plan	(3,866)	60	9
Payments for shares repurchase plan	(50,054)	—	—
Rental prepayments and deposits for sales and leaseback transactions	(39,513)	(59,486)	(9,143)
Payments for capital leases	(39,280)	(67,239)	(10,334)
Contribution from noncontrolling interest in a subsidary	62,357	49,314	7,579

Net cash provided by financing activities	1,140,652	724,958	111,424

Effect of foreign exchange rate changes on cash and short term investments	(86,759)	(3,098)	(476)
Net increase in cash and cash equivalents	727,117	464,695	71,423
Cash and cash equivalents at beginning of period	757,819	1,484,936	228,230

Cash and cash equivalents at end of period	1,484,936	1,949,631	299,653